================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ---------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

                                (Amendment No. 3)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           EUROWEB INTERNATIONAL CORP.
                       (Name of Subject Company (Issuer))

                                 PANSOURCE B.V.
                            EVEREST ACQUISITION CORP.
                              KONINKLIJKE KPN N.V.
                                KPN TELECOM B.V.
                                   (Offerors)
 (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    298801101
                       (CUSIP Number of Class Securities)

                              JAN-ROELOF STIENSTRA
                              PROJECT MANAGER, M&A
                              KONINKLIJKE KPN N.V.
                                   MAANPLEIN 5
                               2516 CK, THE HAGUE
                                 THE NETHERLANDS
                                 +31-70-343-4595

            (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                               ERIC S. SHUBE, ESQ.
                                  ALLEN & OVERY
                           1221 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                                       USA
                                 +1-212-610-6300

                           CALCULATION OF FILING FEE:

--------------------------------------------------------------------------------
    Transaction valuation*                                Amount of filing fee
        $14,067,483                                             $1,294
--------------------------------------------------------------------------------

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------
Amount Previously Paid:              $1,903.55
--------------------------------------------------------------------------------
Form or Registration No.:            Schedule TO
--------------------------------------------------------------------------------
Filing Party:                        Pansource B.V., Everest Acquisition Corp.,
                                     Koninklijke KPN N.V. and KPN Telecom B.V.
--------------------------------------------------------------------------------
Date Filed:                          February 20, 2002
--------------------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]    third-party tender offer subject to Rule 14d-1.

[ ]    issuer tender offer subject to Rule 13e-4.

[X]    going-private transaction subject to Rule 13e-3.

[X]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




--------
* For purposes of calculating amount of filing fee only. This amount is based upon (a) the maximum number of shares to be purchased pursuant to the Offer and
(b) the price offered per share.

                                   SCHEDULE TO

         This Amendment No. 3 amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission on February 20, 2002, as amended by Amendment No. 1 filed on March 4, 2002 and Amendment No. 2 filed on March 12, 2002, which relates to the offer by Everest Acquisition Corp., a Delaware corporation ("Everest Acquisition") and a wholly owned subsidiary of Pansource B.V. ("Pansource"), a private company with limited liability incorporated under the laws of the Netherlands and an indirect wholly owned subsidiary of Koninklijke KPN N.V. ("KPN"), a company incorporated under the laws of the Netherlands, to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of EuroWeb International Corp., a Delaware corporation ("EuroWeb"), at a price of $2.70 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2002 (the "Offer to Purchase") as supplemented by the Supplement thereto dated March 20, 2002 (the"Supplement"), and in the related revised Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). This Amendment No. 3 is being filed on behalf of Everest Acquisition, Pansource, KPN Telecom B.V. ("KPN Telecom"), a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of KPN, and KPN. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION

         (a) Reference is made to the information set forth under "Summary Term Sheet," "Introduction," Section 4 ("The Tender Offer--Terms of the Amended Offer"), Section 5 ("The Tender Offer--Acceptance for Payment and Payment"),
Section 6 ("The Tender Offer--Procedures for Accepting the Offer and Tendering Shares"), Section 7 ("The Tender Offer--Withdrawal Rights"), Section 9 ("The Tender Offer--United States Income Tax Considerations"), Section 11 ("The Tender Offer--Appraisal Rights"), Section 13 ("The Tender Offer--Conditions to the Amended Offer"), Section 15 ("The Tender Offer--Miscellaneous") of the Supplement, which is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a) and (c)(1)-(7) Reference is made to the information set forth under "Summary Term Sheet," "Introduction," Section 1 ("Special Factors--Further Contacts with EuroWeb"), Section 2 ("Special Factors--Fairness of the Amended Offer") and Section 11 ("The Tender Offer--Appraisal Rights") and Section 13 ("The Tender Offer--Conditions to the Amended Offer") of the Supplement, which is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a), (b) and (d) Reference is made to the information set forth under
Section 12 ("The Tender Offer--Source and Amount of Funds") of the Supplement, which is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

         (a) (2) Reference is made to the information set forth under "Introduction," Section 5 ("The Tender Offer--Acceptance for Payment and Payment"), Section 6 ("The Tender Offer--Procedures for Accepting the Offer and Tendering Shares"), Section 11 ("The Tender Offer--Appraisal Rights") and
Section 14 ("The Tender Offer--Legal Matters") of the Supplement, which is incorporated herein by reference.

         (a)(5) Reference is made to the information set forth under Section 14 ("The Tender Offer--Legal Matters") of the Supplement, which is incorporated herein by reference.

         (b) Reference is made to the information set forth under Section 3 ("The Tender Offer--Financial Projections and Other Information") of the Supplement, which is incorporated herein by reference.

ITEM 12. EXHIBITS

*(a)(1)(A)        Offer to Purchase dated February 20, 2002.
*(a)(1)(B)        Letter of Transmittal.
*(a)(1)(C)        Notice of Guaranteed Delivery.
*(a)(1)(D)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and other Nominees.
*(a)(1)(E)        Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and other Nominees.
*(a)(1)(F)        Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.
*(a)(1)(G)        Press release issued by KPN, dated February 20, 2002,
                  announcing the commencement of the Offer.
*(a)(1)(H)        Summary Advertisement published February 20, 2002.
*(a)(1)(I)        Press release issued by PanTel Rt. on February 20, 2002.
(a)(1)(J)         Supplement to the Offer to Purchase, dated March 20, 2002.
(a)(1)(K)         Revised Letter of Transmittal.
(a)(1)(L)         Revised Notice of Guaranteed Delivery.
(a)(1)(M)         Revised Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and other Nominees.
(a)(1)(N)         Revised Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and other Nominees.
(a)(1)(O)         Press release issued by KPN, dated March 20, 2002.
*(a)(5)(i)        Complaint of Suan Investments Inc., individually and on behalf of all others similarly situated, against the Company, KPN, et
                  al. filed in the Court of Chancery of the State of Delaware on
                  February 25, 2002.
*(a)(5)(ii)       Complaint of Laurence Paskowitz, individually and on behalf of all others similarly situated, against EuroWeb, KPN, et al.
                  filed in the Court of Chancery of the State of Delaware on March 5, 2002.
(a)(5)(iii)       Memorandum of Understanding, dated March 19, 2002.
*(b)              Credit Facility Agreement dated February 19, 2002 by and
                  between Everest Acquisition Corp. and Telki Holding B.V.
*(d)(1)           Amended and Restated Subscription Agreement dated as of
                  November 19, 1999, as amended and restated on December 13, 1999, between the Company, KPN Telecom and certain directors of the Company, incorporated herein by reference to Appendix
                  II to Schedule 14A filed by the Company with the SEC on December 15, 1999.
*(d)(2)           Amended and Restated Option Agreement dated as of November 19,
                  1999, as amended and restated on December 13, 1999, between KPN Telecom and the Company, incorporated herein by reference to Appendix III to Schedule 14A filed by the Company with the SEC on December 15, 1999.
(g)               Not applicable.
(h)               Not applicable.

--------------------
*     Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 1.  Summary Term Sheet.

         Reference is made to the information set forth under "Summary Term Sheet" of the Supplement, which is incorporated herein by reference.

         Item 2.  Subject Company Information.

         (a) Reference is made to the information set forth under Section 8 ("The Tender Offer--Information Concerning EuroWeb") of the Supplement, which is incorporated herein by reference.

         (b) Reference is made to the information set forth under "Introduction" of the Supplement, which is incorporated herein by reference

         (c) Reference is made to the information set forth under "Summary Term Sheet" and Section 10 ("The Tender Offer--Price Range of Shares") of the Supplement, which is incorporated herein by reference.

         (d) Reference is made to the information set forth under Section 10 ("The Tender Offer--Price Range of Shares") of the Supplement, which is incorporated herein by reference.

         Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (a) Reference is made to the information set forth under Section 1 ("Special Factors--Further Contacts with EuroWeb") and Section 3 ("Special Factors--Financial Projections and Other Information").

         (b) Reference is made to the information set forth under Section 1 ("Special Factors--Further Contacts with EuroWeb"), Section 2 ("Special Factors--Fairness of the Amended Offer"), Section 3 ("Special Factors--Financial Projections and Other Information") and Section 13 ("The Tender
Offer--Conditions of the Offer") of the Supplement, which is incorporated herein by reference.

         (c) Reference is made to the information set forth under "Introduction" and Section 1 ("Special Factors--Further Contacts with EuroWeb") of the Supplement, which is incorporated herein by reference.

         (e) Reference is made to the information set forth under "Introduction," Section 4 ("The Tender Offer--Terms of the Amended Offer"),
Section 5 ("The Tender Offer--Acceptance for Payment and Payment"), Section 6 ("The Tender Offer--Procedures for Accepting the Offer and Tendering Shares"),
Section 7 ("The Tender Offer--Withdrawal Rights"), Section 12 ("The Tender Offer-- Source and Amount of Funds"), Section 13 ("The Tender Offer--Conditions to the Amended Offer") of the Supplement, which is incorporated herein by reference.

         Item 7.  Purposes, Alternatives, Reasons and Effects.

         (a), (b), (c) and (d) Reference is made to the information set forth under "Introduction," Section 1 ("Special Factors--Further Contacts with EuroWeb"), Section 2 ("Special Factors--Fairness of the Amended Offer"), Section 9 ("The Tender Offer--United States Federal Income Tax Considerations") and
Section 11 ("The Tender Offer--Appraisal Rights") of the Supplement, which is incorporated herein by reference.

         Item 8.  Fairness of the Transaction.

         (a), (b), (c), (d), (e) and (f) Reference is made to the information set forth under "Introduction," Section 1 ("Special Factors--Further Contacts with EuroWeb"), Section 2 ("Special Factors--Fairness of the Amended Offer") and
Section 11 ("The Tender Offer--Appraisal Rights") of the Supplement, which is incorporated herein by reference.

         Item 10. Source and Amount of Funds or Other Consideration.

         (a) Reference is made to the information set forth under Section 12 ("The Tender Offer--Source and Amount of Funds") of the Supplement, which is incorporated herein by reference.

         Item 15. Additional Information

         (b) Reference is made to the information set forth under Section 11 ("The Tender Offer--Appraisal Rights"), Section 14 ("The Tender Offer--Legal Matters") and Section 15 ("The Tender Offer-Miscellaneous") of the Supplement, which is incorporated herein by reference.

                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                        EVEREST ACQUISITION CORP.

                                        By:  /s/  J.R. STIENSTRA
                                             -----------------------------------
                                             Name: Mr. J.R. Stienstra
                                             Title: Vice-Chairman

                                        PANSOURCE B.V.

                                        By:  /s/  S.G.J. VAN LOOSDRECHT
                                             -----------------------------------
                                             Name: Mr. S.G.J. Van Loosdrecht
                                             Title: Director

                                        KONINKLIJKE KPN N.V.

                                        By:   /s/  A.J. SCHEEPBOUWER
                                             -----------------------------------
                                             Name: Mr. A.J. Scheepbouwer
                                             Title: CEO Royal Dutch KPN N.V.

                                        KPN TELECOM B.V.

                                        By:   /s/  A.J. SCHEEPBOUWER
                                             -----------------------------------
                                             Name: Mr. A.J. Scheepbouwer
                                             Title: CEO Royal Dutch KPN N.V.

Dated: March 20, 2002

                                  EXHIBIT INDEX
EXHIBIT NO.       DESCRIPTION

*(a)(1)(A)        Offer to Purchase dated February 20, 2002.
*(a)(1)(B)        Letter of Transmittal.
*(a)(1)(C)        Notice of Guaranteed Delivery.
*(a)(1)(D)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and other Nominees.
*(a)(1)(E)        Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and other Nominees.
*(a)(1)(F)        Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.
*(a)(1)(G)        Press release issued by KPN, dated February 20, 2002,
                  announcing the commencement of the Offer.
*(a)(1)(H)        Summary Advertisement published February 20, 2002.
*(a)(1)(I)        Press release issued by PanTel Rt. on February 20, 2002.
(a)(1)(J)         Press release issued by KPN, dated March 20, 2002.
(a)(1)(K)         Supplement to the Offer to Purchase, dated March 20, 2002.
(a)(1)(L)         Revised Letter of Transmittal.
(a)(1)(M)         Revised Notice of Guaranteed Delivery.
(a)(1)(N)         Revised Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and other Nominees.
(a)(1)(O)         Revised Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and other Nominees.
*(a)(5)(i)        Complaint of Suan Investments Inc., individually and on behalf of all others similarly situated, against the Company, KPN, et
                  al. filed in the Court of Chancery of the State of Delaware on
                  February 25, 2002.
*(a)(5)(ii)       Complaint of Laurence Paskowitz, individually and on behalf of all others similarly situated, against EuroWeb, KPN, et al.
                  filed in the Court of Chancery of the State of Delaware on
                  March 5, 2002.
(a)(5)(iii)       Memorandum of Understanding, dated March 19, 2002.
*(b)              Credit Facility Agreement dated February 19, 2002 by and
                  between Everest Acquisition Corp. and Telki Holding B.V.
*(c)              Not applicable.
*(d)(1)           Amended and Restated Subscription Agreement dated as of
                  November 19, 1999, as amended and restated on December 13, 1999, between the Company, KPN Telecom and certain directors of the Company, incorporated herein by reference to Appendix
                  II to Schedule 14A filed by the Company with the SEC on December 15, 1999.
*(d)(2)           Amended and Restated Option Agreement dated as of November 19,
                  1999, as amended and restated on December 13, 1999, between KPN Telecom and the Company, incorporated herein by reference to Appendix III to Schedule 14A filed by the Company with the SEC on December 15, 1999.
(e)               Not applicable.
*(f)              Section 262 of the General Corporation Law of the State of
                  Delaware (included as Schedule II to the Offer to Purchase).
(g)               Not applicable.
(h)               Not applicable.


--------------------
*  Previously filed.